

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 12, 2009

Via U.S. Mail and Fax (800-805-4561)
Mr. Dyron M. Watford
Chief Financial Officer
Universal Energy Corp.
30 Skyline Drive
Lake Mary, Florida 32746

> **Re:** **Universal Energy Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 19, 2008**
> **Response Letter Dated January 28, 2009**
> **File No. 0-50284**

Dear Mr. Watford:

      We have reviewed your response letter dated January 28, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8.A. Controls and Procedures, page 28

1.   We note your response to prior comment number 2, including your amended disclosure pertaining to management's annual report on internal control over financial reporting. Please further amend your disclosure to provide management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2007, including an explicit statement as to whether or not internal control over financial reporting is effective pursuant to Item 308(T)(a)(3) of Regulation S-K. In addition, please include a statement in substantially the following form, "[t]his annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report" pursuant to Item 308(T)(a)(4) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief